EXHIBIT 99.1

Re:        Update Regarding Increase of Registered Capital

Ramat Gan, Israel – May 27, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company previously reported that on May 23, 2019, the Company’s shareholders did not approve the proposal to increase the Company’s registered capital from 50,000,000 to 150,000,000 ordinary shares (the “Proposal”.)

The Company now reports that it petitioned the District Court in Tel Aviv-Jaffa (the “Court”) regarding the decision of Internet-Gold Golden Lines Ltd., the Company’s parent (“IGLD”) to vote against the Proposal. The Company believes that voting against the Proposal was a violation of fiduciary duties of a controlling shareholder (by Israeli law perspective).

The Company, IGLD and its debenture holders are conducting negotiations aimed at enabling the Company to repay its debts. Intensive efforts are currently under way on behalf of the Company to complete and enter into a comprehensive transaction with Searchlight Capital Partners (“SCP”), a transaction which was approved by a large majority of both the holders of the Company’s debentures and the holders of the debentures of IGLD.

While the Company is actively promoting the SCP transaction, the market is volatile and the Company crucially needs other alternatives at its disposal in case the SCP transaction does not close. If the SCP transaction fails to close, there will be an immediate need to raise capital or involve another investor within a short period of time. IGLD’s rejection of the Proposal will derail any such alternatives, since it would take at least 40 days to convene another extraordinary general meeting at the time to approve the required share capital increase, that will allow both the Company and IGLD to explore any such options.

In spite of the volatile situation of the market and the imperative crucial need to provide maximum alternatives to the Company and to all the involved the parties, IGLD is steadfastly opposed to the Proposal, without any substantive reasoning. After exhausting the attempts to reach an agreement with IGLD regarding its vote at the extraordinary general meeting (the second time it was convened for this purpose), the Company had no choice but to turn to the Court for relief.

IGLD holds 52% of the Company’s shares, therefore its vote on the Proposal is decisive, despite the fact that more than 97% of the Company’s (non-controlling) shareholders voted in favor of the increase. IGLD’s vote was also against the advice of the Entropy consultant firm. IGLD’s vote basically fixates the SCP transaction as the only possible solution to the capital financing required by the Company and does not allow flexibility in case it is needed.

The Company therefore requests the Court to allow the Company not to count the vote of IGLD and to permit the Company to declare that the Company’s shareholders, at the Extraordinary General Meeting on May 23, 2019, approved the Proposal by the requisite majority.

Notes

The market, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile.

In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.